SEC FILE NUMBER 001-35947
CUSIP NUMBER 85513Q103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Star Equity Holdings, Inc.
Full Name of Registrant
Former Name if Applicable 53 Forest Ave., Suite 101
Address of Principal Executive Office (Street and Number) Old Greenwich, Connecticut 06870
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Star Equity Holdings, Inc. (the “Company,” “we” or "our") is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (the “Report”) without unreasonable effort or expense as the Company is assessing the appropriate tax provisions relating to our net operating loss carryforwards (“NOL”), as a result of an “ownership change” during the quarter, as defined under Section 382 of the Internal Revenue Code of 1986, as amended. We expect to be able to file the Report on or before the fifth calendar day following its original prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Jeffrey E. Eberwein	(203)	489-9500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the three months ended March 31, 2021, the Company had total revenues of $22.4 million. In comparison, the Company’s revenues for the three months ended March 31, 2022 are expected to be $25.0 million, which would represent an approximately $2.6 million increase over the three months ended March 31, 2021. In addition, the Company’s gross profits increased from $3.1 million for the three months ended March 31, 2021 to $4.7 million for the three months ended March 31, 2022, representing an increase of 51.5%.

STAR EQUITY HOLDINGS, INC.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 17, 2022	By	/s/ Jeffrey E. Eberwein
			Name:	Jeffrey E. Eberwein
			Title:	Executive Chairman